

Mail Stop 3720

November 29, 2017

Frederick Sandford
President and Chief Executive Officer
Command Center Inc.
3609 S. Wadsworth Blvd., Suite 250
Lakewood, CO 80235

> **Re:** **Command Center, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2016**
> **Response Dated November 17, 2017**
> **File No. 000-53088**

Dear Mr. Sandford:

We have reviewed your November 17, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9 Controls and procedures, page 33

b) Management's Report on Internal Control Over Financial Reporting

1. We note your response to comment one. We considered your response and continue to believe that you should provide separate assessments of your internal control over financial reporting and of your disclosures, control and procedures. As previously requested, please revise to provide all the disclosures required by Item 308(a) of Regulation S-K. Please refer to the guidance in Items 307 and 308 of Regulation S-K.

You may contact Ivette Leon, Assistant Chief Accountant at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,
/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications